12013228

SEC Mail Processing Section

FEB 28 2012

Washington, DC 125

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 26037 |

FACING PAGE

## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harvest Financial Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Smallman Street
(No. and Street)

| Pittsburgh | PA | 15222 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank D. Ruscetti — 412-301-1466 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Damratoski & Company PC
(Name – *if individual, state last, first, middle name*)

| 1195 Washington Pike, Suite 350 | Bridgeville | PA | 15017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AP 3/13

## OATH OR AFFIRMATION

I, Frank D. Ruscetti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harvest Financial Corporation, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Bonnie L. McGuire, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires Nov. 3, 2014
Member, Pennsylvania Association of Notaries

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Harvest Financial Corporation**

Financial Statements
and Supplementary Information

Years Ended
December 31, 2011 and 2010

## Harvest Financial Corporation

Financial Statements
and Supplementary Information

Years Ended
December 31, 2011 and 2010

## Independent Auditor's Report

Board of Directors and Stockholders
Harvest Financial Corporation
Pittsburgh, Pennsylvania

We have audited the accompanying statements of financial condition of Harvest Financial Corporation as of December 31, 2011 and 2010 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harvest Financial Corporation as of December 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Damratoski & Company PC
Certified Public Accountants

February 10, 2012

## Financial Statements

## Harvest Financial Corporation

Statements of Financial Condition

| | December 31 | |
|---|---|---|
| | 2011 | 2010 |
| **Assets** | | |
| Current Assets: | | |
| Cash | $ 66,934 | $ 93,220 |
| Receivable from clearing organization | 40,680 | 33,834 |
| Receivable from non-customers | 4,286 | 17,806 |
| Prepaid expenses | 22,989 | 21,019 |
| Due from related party | - | 656 |
| Deferred income tax asset | 5,000 | 5,000 |
| Total Current Assets | 139,889 | 171,535 |
| Equipment: | | |
| Computer software | 4,650 | - |
| Less accumulated amortization | 979 | - |
| | 3,671 | - |
| Other Asset: | | |
| Deferred income tax asset | 26,600 | 27,000 |
| | $ 170,160 | $ 198,535 |

See Notes to Financial Statements.

| | December 31 | |
| --- | --- | --- |
| | 2011 | 2010 |
| **Liabilities and Stockholders' Equity** | | |
| Current Liabilities: | | |
| Commissions payable | $ 67,248 | $ 99,818 |
| Trade accounts payable | 5,835 | - |
| Accrued expenses | 10,541 | 8,000 |
| Total Current Liabilities | 83,624 | 107,818 |
| Stockholders' Equity: | | |
| Common stock, no par or stated value; 400,000 shares authorized, 227,488 issued and outstanding | 135,285 | 135,285 |
| Additional paid-in capital | 28,803 | 28,803 |
| Accumulated deficit | (77,552) | (73,371) |
| | 86,536 | 90,717 |
| | $ 170,160 | $ 198,535 |

**Harvest Financial Corporation**

Statements of Operations

| | Year Ended December 31 | |
|---|---|---|
| | 2011 | 2010 |
| Revenues: | | |
| Commission revenues | $ 1,386,676 | $ 1,382,808 |
| Other revenues | 23,885 | 14,040 |
| Gain on sale of fixed assets | - | 362 |
| Interest income | 313 | 185 |
| | 1,410,874 | 1,397,395 |
| Operating Expenses: | | |
| Selling expenses | 1,064,304 | 1,083,241 |
| General and administrative expenses | 349,372 | 313,287 |
| Amortization expense | 979 | - |
| Depreciation expense | - | 313 |
| | 1,414,655 | 1,396,841 |
| Net (Loss) Earnings Before Income Taxes | (3,781) | 554 |
| Income Taxes | 400 | 1,100 |
| Net Loss | $ (4,181) | $ (546) |

See Notes to Financial Statements.

**Harvest Financial Corporation**

Statements of Changes
in Stockholders' Equity

| | Common Stock | Additional Paid-In Capital | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|
| Balance, December 31, 2009 | $ 135,285 | $ 28,803 | $ (72,825) | $ 91,263 |
| Net Loss | - | - | (546) | (546) |
| Balance, December 31, 2010 | 135,285 | 28,803 | (73,371) | 90,717 |
| Net Loss | - | - | (4,181) | (4,181) |
| Balance, December 31, 2011 | $ 135,285 | $ 28,803 | $ (77,552) | $ 86,536 |

See Notes to Financial Statements.

**Harvest Financial Corporation**

Statements of Cash Flows

| | | Year Ended December 31 | | |
|---|---|---|---|---|
| | | 2011 | | 2010 |
| **Increase (Decrease) in Cash and Cash Equivalents:** | | | | |
| Cash flows from operating activities: | | | | |
| Net loss | $ | (4,181) | $ | (546) |
| Adjustments to reconcile net loss to net cash (used) provided by operating activities: | | | | |
| Depreciation expense | | - | | 313 |
| Amortization expense | | 979 | | - |
| Gain on sale of fixed assets | | - | | (362) |
| Deferred income taxes | | 400 | | 1,100 |
| (Increase) decrease in: | | | | |
| Receivable from clearing organization | | (6,846) | | (178) |
| Receivable from non-customers | | 13,520 | | (5,346) |
| Prepaid expenses | | (1,970) | | 1,036 |
| Increase (decrease) in: | | | | |
| Commissions payable | | (32,570) | | 7,053 |
| Trade accounts payable | | 5,835 | | - |
| Accrued expenses | | 2,541 | | 500 |
| Net cash (used) provided by operating activities | | (22,292) | | 3,570 |
| Cash flows from investing activities: | | | | |
| Capital expenditures | | (4,650) | | - |
| Proceeds from sale of assets | | - | | 1,773 |
| Advances from (to) related party | | 656 | | (656) |
| Net cash (used) provided by investing activities | | (3,994) | | 1,117 |

See Notes to Financial Statements.

| | Year Ended December 31 | |
|---|---|---|
| | 2011 | 2010 |
| Cash flows from financing activities: | | |
| Loans from shareholder | - | 12,000 |
| Repayments on loans from shareholder | - | (12,000) |
| Net cash provided by financing activities | - | - |
| **Net (Decrease) Increase in Cash** | (26,286) | 4,687 |
| **Cash, beginning of year** | 93,220 | 88,533 |
| **Cash, end of year** | $ 66,934 | $ 93,220 |

## Harvest Financial Corporation

Notes to Financial Statements

Years Ended
December 31, 2011 and 2010

### A. Organization

Harvest Financial Corporation (Company) was organized on March 13, 1981 and incorporated under the laws of Pennsylvania. The Company is a full-service brokerage and investment management firm headquartered in Pittsburgh, Pennsylvania. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC).

### B. Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

*Method of Accounting.* These financial statements have been prepared using the accrual method of accounting, recognizing income when earned and expenses when incurred.

*Fully Disclosed Basis.* The Company is associated with Mesirow Financial, Inc. (Clearing Broker), a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. In accordance with the Clearing Agreement, the Company is required to provide a clearing deposit in the amount of $25,000 as of December 31, 2011 and 2010, respectively, upon which the Clearing Broker pays interest at prevailing rates. As of December 31, 2011 and 2010, the clearing deposit account amounted to $25,013 and $25,002 and is included in cash on the statements of financial condition. During 2011 Mesirow was acquired by Royal Bank of Canada, although the effective date of the transaction, for clearing broker purposes, will not be until March 2012. Terms of the Clearing Agreement will remain significantly the same.

*Use of Estimates.* The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

*Accounts Receivable.* Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company accounts for bad debts using the direct charge-off method, directly expensing receivables which management deem uncollectible, or realizable at less than full value. The direct charge-off method provides results similar to the reserve method in all material respects. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

**B. Summary of Significant Accounting Policies (Continued)**

*Cash Equivalents.* For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

*Capitalization and Amortization.* Computer software costs are recorded at cost and amortized on the straight-line method over three years. Amortization expense charged to operations amounted to $979 in 2011.

*Advertising.* The Company expenses the cost of advertising as incurred. Advertising expense was $5,322 and $4,677 for the years ended December 31, 2011 and 2010, respectively.

*Income Taxes.* Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for operating loss carryforwards that are available to offset future taxable income.

*Reclassifications.* Certain reclassifications have been made to the 2010 statements of financial condition and cash flows in order to conform to the 2011 presentation. These reclassifications had no effect on net loss.

*Date of Management's Review.* The Company has evaluated subsequent events through February 10, 2012, which is the date the financial statements were available to be issued.

**C. Concentration of Credit Risk**

The Company maintains its cash in bank deposit accounts at a high quality financial institution. The balances, at times, may exceed federally insured limits. At December 31, 2011, the Company did not exceed the insured limit.

**D. Net Capital Requirements**

The Company is subject to the net capital rule of the Securities and Exchange Commission, Rule 15c3-1 (Rule). Under the computation, the Company is required to maintain net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and not to permit its aggregate indebtedness to exceed 1,500% of its net capital, as those terms are defined in the Rule. At December 31, 2011 and 2010, the Company had net capital of $28,276 and $30,969, respectively, and a net capital ratio (aggregate indebtedness divided by net capital) of 2.96 to 1 and 3.48 to 1, respectively.

Pursuant to Rule 17a-5, the Company is required to file a computation of net capital as of the audit date. Rule 17a5(d)(4) requires reporting on any material differences between the audited computation and the Company's computation. At December 31, 2011 and 2010, there were no material differences.

**E. Regulatory Filings**

The Statement of Financial Condition filed pursuant to Rule 17a-5 of the Securities and Exchange Commission is available for inspection at the principal office of the Corporation and at the Washington D.C. and Regional Office of the Commission.

**F. Income Taxes**

The Company accounts for deferred taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The asset and liability as computed for these financial statements assumes that the current tax rates and regulations will be in effect for the year the temporary differences reverse. Accordingly, adjustments to the asset will be necessary in the future should the tax laws change.

For federal income tax purposes, the Company has a net operating loss carryforward at December 31, 2011 and 2010 of approximately $114,000 and $115,000, respectively. For state income tax purposes, the Company has net operating loss carryforwards at December 31, 2011 and 2010 of approximately $145,000 and $147,000, respectively, that may be offset against future taxable income. The Company estimates that the entire amount of both federal and state net operating loss carryforwards will be utilized prior to expiration beginning in 2015. At December 31, 2011 and 2010, deferred assets of $31,600 and $32,000, respectively, have been recognized.

Current standards require companies to recognize, measure, present, and disclose uncertain tax positions that have been or are expected to be taken. As such, financial statements will reflect expected future tax consequences of uncertain tax positions presuming the tax authorities' full knowledge of the position and all relevant facts. It is the Company's policy not to take uncertain tax positions. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. As of December 31, 2011, the Company's open audit periods are 2008 through 2011 for both federal and state purposes. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

Differences in total income tax expense and the amount of income tax that would result from applying statutory rates to pretax income are due to permanent differences, primarily meals and entertainment, which are only 50% deductible for Federal and state income tax purposes.

### F. Income Taxes (Continued)

The provision for income taxes in the statements of operations consists of the following components:

| | 2011 | 2010 |
|---|---|---|
| Deferred taxes: | | |
| Federal | $ 200 | $ 700 |
| State | 200 | 200 |
| | $ 400 | $ 900 |

### G. Pension Plan

The Company has a defined contribution 401(k) pension plan which covers all of its employees. Total pension cost amounted to $2,475 and $2,520 for the years ended December 31, 2011 and 2010, respectively.

### H. Lease Commitments

The Company leases office space (2,800 square feet and 4 parking spaces) under a non-cancellable operating lease, beginning on September 1, 2009 and expiring August 31, 2016 (with consecutive options to renew - the first for 5 years, the second for two years). Monthly lease payments are fixed at $4,200 per month throughout the 7-year term, not including an annual operating cost adjustment. The lease contains a one-time option to terminate the lease on August 31, 2014 with payment of approximately $30,120 for the unamortized portion of the leasehold improvements and real estate commission contributed by the landlord.

This office lease also provide for payments of additional rent based on expenses and taxes incurred by the landlord in excess of the amount paid in the base year. For the years ended December 31, 2011 and 2010, rent expense under these leases amounted to $48,223 and $42,400, respectively.

In addition, the Company was reimbursed $12,000 for the years ended December 31, 2011 and 2010, respectively, by DiBiase & Ruscetti Associates, Inc., a corporation owned by two shareholders of the Company, for the use of its office space.

**H. Lease Commitments (Continued)**

The future minimum lease payments required by the current office lease are as follows:

| | | |
|---|---|---|
| Year ending December 31 | | |
| 2012 | $ | 50,400 |
| 2013 | | 50,400 |
| 2014 | | 63,720 |
| | $ | 164,520 |

The Company leases furniture and office equipment along with corporate office relocation expenses from TransMark Association, Inc., a corporation related to a shareholder of the Company, under two cancellable leases. The first lease, which was entered into November 2009, provides for monthly payments of $1,785 through October 2014. Payments under this lease amounted to $21,418 in 2011 and 2010. The second lease, which was entered into December 2010, provides for monthly payments of $287 through December 2014. Payments under this lease amounted to $3,447 in 2011.

Finally, the Company leases certain office equipment under operating leases which are renewed on an annual basis. Total rent expense under these leases amounted to $3,720 and $8,692 for the years ended December 31, 2011 and 2010, respectively.

## Supplementary Information

## Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors and Shareholders
Harvest Financial Corporation
Pittsburgh, Pennsylvania

We have audited the financial statements of Harvest Financial Corporation as of and for the years ended December 31, 2011 and 2010, and have issued our report thereon dated February 10, 2012, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 12 and 13 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Damratoski & Company PC
Certified Public Accountants

February 10, 2012

**Harvest Financial Corporation**

Computations of Net Capital
and Aggregate Indebtedness

| | Year Ended December 31 | |
|---|---|---|
| | 2011 | 2010 |
| Net Capital: | | |
| Total stockholders' equity | $ 86,536 | $ 90,717 |
| Deductions: | | |
| Prepaid expenses | 22,989 | 21,019 |
| Receivables from brokers or dealers | - | 656 |
| Mutual fund and variable annuity receivables over 30 days | - | 6,073 |
| Equipment | 3,671 | - |
| Deferred tax asset | 31,600 | 32,000 |
| Total non-allowable assets | 58,260 | 59,748 |
| Net Capital | 28,276 | 30,969 |
| Net Capital Requirements | 5,575 | 7,188 |
| Net Capital in Excess of Minimum Requirements | $ 22,701 | $ 23,781 |
| Aggregate Indebtedness | $ 83,624 | $ 107,818 |
| Ratio of Aggregate Indebtedness to Net Capital | 2.96 | 3.48 |

See Independent Auditor's Report.

| | Year Ended December 31 | |
| --- | --- | --- |
| | 2011 | 2010 |
| **Reconciliation of Audited Net Capital with the Broker/Dealer's Unaudited Part II:** | | |
| Net Capital Per Audit Report | $ 28,276 | $ 30,969 |
| Audit Adjustments: | | |
| Deferred tax provision | - | 1,100 |
| | - | 1,100 |
| Changes to Non-Allowable Assets: | | |
| Deferred tax asset | - | (1,100) |
| | - | (1,100) |
| Net Capital Per Broker/Dealer's Unaudited Part II | $ 28,276 | $ 30,969 |

**Harvest Financial Corporation**

**Statement of Exemption from SEC Rule 15c3-3(k)(2)(ii)**

Harvest Financial Corporation is a non-clearing (fully disclosed) broker-dealer and does not carry customers' accounts on its book and is therefore claiming exemption from the reserve requirements as stated in SEC Rule 15c3-3(k)(2)(ii).

## Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors and Shareholders
Harvest Financial Corporation
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements of Harvest Financial Corporation (Company), as of and for the years ended December 31, 2011 and 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to in the preceding paragraph, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 and 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Damratoski & Company PC
Certified Public Accountants

February 10, 2012

## Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors and Shareholders
Harvest Financial Corporation
Pittsburgh, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Harvest Financial Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Harvest Financial Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Harvest Financial Corporation's management is responsible for Harvest Financial Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Damratoski & Company PC
Certified Public Accountants

February 10, 2012